FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 4, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Second Quarter 2017 Results

2.	Cellcom Israel Ltd. and Subsidiaries – Condensed Consolidated Interim Financial Statements As at June 30, 2017 (Unaudited)

Item 1

Cellcom Israel announces

second Quarter 2017 Results
------------------------

Cellcom Israel concludes the second quarter of 2017 with net income of NIS 45 million and EBITDA1 of NIS 237 million.

Nir Sztern, Cellcom CEO said: “Again in this quarter we maintained the high subscription rates: Cellcom tv with an addition of approximately 13,000 households that chose the best television in Israel and the internet infrastructure field with an addition of 16,000 households. We continue to strengthen our position as the significant recruiters in these markets."

"The results of the second quarter of 2017 reflect an improvement in financial parameters compared with the previous quarter, in a period of intense competition."

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Second Quarter 2017 Highlights (compared to second quarter of 2016):

▪	Total Revenues totaled NIS 962 million ($275 million) compared to NIS 1,029 million ($294 million) in the second quarter last year, a decrease of 6.5%

▪	Service revenues totaled NIS 731 million ($209 million) compared to NIS 782 million ($224 million) in the second quarter last year, a decrease of 6.5%

▪	Operating income totaled NIS 102 million ($29 million) compared to NIS 104 million ($30 million) in the second quarter last year, a decrease of 1.9%

▪	Net income totaled NIS 45 million ($13 million) compared to NIS 44 million ($13 million) in the second quarter last year, an increase of 2.3%

▪	Net income margin 4.7%, an increase from 4.3% in the second quarter last year

▪	EBITDA[1] totaled NIS 237 million ($68 million) compared to NIS 238 million ($68 million) in the second quarter last year, a decrease of 0.4%

1 Please see "Use of Non-IFRS financial measures" section in this press release.

▪	EBITDA margin 24.6%, an increase from 23.1% in the second quarter last year

▪	Net cash from operating activities totaled NIS 278 million ($80 million) compared to NIS 204 million ($58 million) in the second quarter last year, an increase of 36.3%

▪	Free cash flow[1] totaled NIS 77 million ($22 million) compared to NIS 103 million ($29 million) in the second quarter last year, a decrease of 25.2%

▪	Cellular subscriber base totaled approximately 2.779 million subscribers (at the end of June 2017)

Nir Sztern, the Company's Chief Executive Officer, referred to the results of the second quarter of 2017:

"The results of the second quarter of 2017 reflect an improvement in the financial parameters compared to the previous quarter, in a period of intense competition. In the current quarter, net income increased to NIS 45 million, compared with NIS 26 million in the previous quarter, and revenues were stable and amounting to NIS 962 million, compared to NIS 959 million in the previous quarter. In addition, in the current quarter, EBITDA amounted to NIS 237 million, compared to NIS 201 million in the previous quarter.

Again in this quarter we continued to present rapid growth in the fixed-line worlds that solidify our position as a communications group. The net increase in television households was approximately 13,000 and the net increase in wholesale market households was approximately 16,000. The addition of content from the prestigious HBO content provider to the Cellcom tv service and the launching of the Quattro package in the previous quarter, were received by our customers as significant value proposals, solidifying their choice of us and reinforcing our strategy."

Shlomi Fruhling, Chief Financial Officer, said:

“The second quarter of 2017 was characterized by continued growth in the fixed-line segment and continued competition in the cellular field. The network sharing agreement with Golan came into force as of the beginning of the second quarter of 2017. According to the terms of the agreement, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs. In addition, revenues from the agreement are now divided between the cellular and fixed-line segments.

Service revenues from the cellular segment decreased by 5.5% compared to the previous quarter. The decrease resulted from the implementation of the network sharing agreement with Golan and was partly offset by an increase in revenues from customers mainly as a result of seasonality. Excluding the effect of the classification of the consideration according to the network sharing agreement with Golan on the cellular segment revenues, the cellular ARPU increased by NIS 0.8 compared to the previous quarter. The service revenues in the fixed-line segment increased by 4.7% compared to the previous quarter. This increase resulted mainly from revenues from fixed-line communications services provided under the network sharing agreement with Golan, as well as increase in revenues from internet and TV services. The EBITDA of the fixed-line segment increased by 88.1% compared to the previous quarter. The increase resulted from increase in the segment revenues, the recognition of a gain of approximately NIS 10 million from the sale of the Group's holdings in Internet Rimon Israel 2009 Ltd and from decrease in the operating expenses of the segment.

Free cash flow for the second quarter of 2017 totaled NIS 77 million, a 16.7% increase compared to the previous quarter. The increase in free cash flow resulted from higher receipts from customers which was partly offset by higher capital expenditures in fixed assets and intangible assets in the current quarter.

The Company’s Board of Directors decided not to distribute a dividend for the second quarter of 2017, given the continued intensified competition in the market and its effect on the Company's operating results and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs."

Netanya, Israel – August 4, 2017 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group") announced today its financial results for the second quarter of 2017.

The Company reported that revenues for the second quarter of 2017 totaled NIS 962 million ($275 million); EBITDA for the second quarter of 2017 totaled NIS 237 million ($68 million), or 24.6% of total revenues; net income for the second quarter of 2017 totaled NIS 45 million ($13 million). Basic earnings per share for the second quarter of 2017 totaled NIS 0.45 ($0.13).

Main Consolidated Financial Results:

	Q2/2017	Q2/2016	Change%	Q2/2017	Q2/2016
	NIS million			US$ million (convenience translation)
Total revenues	962	1,029	(6.5%)	275	294
Operating Income	102	104	(1.9%)	29	30
Net Income	45	44	2.3%	13	13
Free cash flow	77	103	(25.2%)	22	29
EBITDA	237	238	(0.4%)	68	68
EBITDA, as percent of total revenues	24.6%	23.1%	6.5%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Consolidation adjustments (***)		Consolidated results
NIS million	Q2'17	Q2'16	Change %	Q2'17	Q2'16	Change %	Q2'17	Q2'16	Q2'17	Q2'16	Change %
Total revenues	673	784	(14.2%)	331	294	12.6%	(42)	(49)	962	1,029	(6.5%)
Service revenues	481	567	(15.2%)	292	264	10.6%	(42)	(49)	731	782	(6.5%)
Equipment revenues	192	217	(11.5%)	39	30	30.0%	-	-	231	247	(6.5%)
EBITDA	158	181	(12.7%)	79	57	38.6%	-	-	237	238	(0.4%)
EBITDA, as percent of total revenues	23.5%	23.1%	1.7%	23.9%	19.4%	23.2%			24.6%	23.1%	6.5%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet infrastructure and connectivity services, television services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (second quarter of 2017 compared to second quarter of 2016):

Revenues for the second quarter of 2017 decreased 6.5% totaling NIS 962 million ($275 million), compared to NIS 1,029 million ($294 million) in the second quarter last year. The decrease in revenues is attributed to a 6.5% decrease in service revenues and a 6.5% decrease in equipment revenues.

Service revenues totaled NIS 731 million ($209 million) in the second quarter of 2017, a 6.5% decrease from NIS 782 million ($224 million) in the second quarter last year.

Service revenues in the cellular segment totaled NIS 481 million ($138 million) in the second quarter of 2017, a 15.2% decrease from NIS 567 million ($162 million) in the second quarter last year. This decrease resulted from the gap between the national roaming services revenues in the second quarter of 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan which came into force as the beginning of the second quarter of 2017 and from a decrease in cellular service revenues. The decrease in cellular services revenues resulted from the ongoing erosion in the prices of these services and churn of customers as a result of the competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 292 million ($84 million) in the second quarter of 2017, a 10.6% increase from NIS 264 million ($76 million) in the second quarter last year. This increase resulted mainly from fixed-line communications services provided according to the network sharing agreement with Golan which came into force as the beginning of the second quarter of 2017 as well as increase in revenues from internet and TV services.

Equipment revenues totaled NIS 231 million ($66 million) in the second quarter of 2017, a 6.5% decrease compared to NIS 247 million ($71 million) in the second quarter last year. This decrease resulted mainly from a decrease in the amount of end user equipment sold in the cellular segment. This decrease was partially offset by an increase in equipment sales in the fixed-line segment.

Cost of revenues for the second quarter of 2017 totaled NIS 665 million ($190 million), compared to NIS 666 million ($191 million) in the second quarter of 2016, a 0.2% decrease. This decrease resulted mainly from Golan's participation in operating costs according to the network sharing agreement which came into force as of the beginning of the second quarter of 2017. The decrease was partially offset by an increase in costs of TV services content and in costs related to internet services in the fixed-line segment.

Gross profit for the second quarter of 2017 decreased 18.2% to NIS 297 million ($85 million), compared to NIS 363 million ($104 million) in the second quarter of 2016. Gross profit margin for the second quarter of 2017 amounted to 30.9%, down from 35.3% in the second quarter of 2016.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2017 decreased 15.5% to NIS 207 million ($59 million), compared to NIS 245 million ($70 million) in the second quarter of 2016. This decrease is primarily a result of a decrease in salaries and commissions expenses due to capitalization of part of the customer acquisition costs as a result of early adoption of a new International Financial Reporting Standard (IFRS 15) since the first quarter of 2017. The effect of the adoption of the standard on the second quarter of 2017 expenses is in a total amount of NIS 20 million ($6 million). In addition, the decrease in expenses resulted from the Company's continuous efforts to reduce ongoing operating expenses.

Other income for the second quarter of 2017 totaled NIS 12 million ($3 million), compared with other expenses of NIS 14 million ($4 million) in the second quarter of 2016. Other income for the second quarter of 2017 mainly include a gain from the sale of Internet Rimon Israel 2009 Ltd., an indirect subsidiary of the Company, in the amount of approximately NIS 10 million ($3 million), compared to an expense for employee voluntary retirement plan in the amount of approximately NIS 13 million ($4 million) in the second quarter of 2016.

Operating income for the second quarter of 2017 decreased by 1.9% to NIS 102 million ($29 million) from NIS 104 million ($30 million) in the second quarter of 2016.

EBITDA for the second quarter of 2017 decreased by 0.4% totaling NIS 237 million ($68 million) compared to NIS 238 million ($68 million) in the second quarter of 2016. EBITDA as a percent of revenues for the second quarter of 2017 totaled 24.6%, up from 23.1% in the second quarter of 2016.

Cellular segment EBITDA for the second quarter of 2017 totaled NIS 158 million ($45 million), compared to NIS 181 million ($52 million) in the second quarter last year, a decrease of 12.7%, which resulted mainly from the gap between national roaming services revenues in the second quarter of 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan which came into force as the beginning of the second quarter of 2017 and from the ongoing erosion in the service revenues. The decrease was partially offset by a decrease in selling and marketing expenses due to the capitalization of part of the customer acquisition costs as a result of early adoption of a new International Financial Reporting Standard (IFRS15) since the first quarter of 2017. Fixed-line segment EBITDA for the second quarter of 2017 totaled NIS 79 million ($23 million), compared to NIS 57 million ($16 million) in the second quarter last year, a 38.6% increase, mainly as a result of a decrease in operating expenses and an increase in revenues from fixed-line communications services provided according to the network sharing agreement with Golan as well as a gain from the sale of Internet Rimon Israel 2009 Ltd., an indirect subsidiary of the Company.

Financing expenses, net for the second quarter of 2017 were similar to the second quarter of 2016 and totaled NIS 44 million ($12 million).

Net Income for the second quarter of 2017 totaled NIS 45 million ($13 million), compared to NIS 44 million ($13 million) in the second quarter of 2016, an increase of 2.3%.

Basic earnings per share for the second quarter of 2017 totaled NIS 0.45 ($0.13), compared to NIS 0.43 ($0.12) in the second quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	Q2/2017	Q2/2016	Change (%)
Cellular subscribers at the end of period (in thousands)	2,779	2,812	(1.2%)
Churn Rate for cellular subscribers (in %)	10.8%	10.6%	1.9%
Monthly cellular ARPU (in NIS)	57.0	66.0	(13.6%)

Cellular subscriber base - at the end of the second quarter of 2017 the Company had approximately 2.779 million cellular subscribers. During the second quarter of 2017 the Company's cellular subscriber base decreased by approximately 13,000 net cellular subscribers.

Cellular Churn Rate for the second quarter of 2017 totaled to 10.8%, compared to 10.6% in the second quarter last year.

The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2017 totaled NIS 57.0 ($16.3), compared to NIS 66.0 ($18.9) in the second quarter last year. The decrease in ARPU resulted from the gap between national roaming services revenues in the second quarter of 2016 and the revenues for rights of use in cellular networks according to the network sharing agreement with Golan which came into force as of the beginning of the second quarter of 2017 and from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

	Q2/2017	Q2/2016	Change (%)
Internet infrastructure field- households at the end of period (in thousands)	189	136	39.0%
TV field- households at the end of period (in thousands)	137	87	57.5%

In the second quarter of 2017, the Company's households base in respect of the internet infrastructure field increased by approximately 16,000 net households, and the Company's households base in the TV field increased by 13,000 net households.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2017 totaled NIS 77 million ($22 million), compared to NIS 103 million ($29 million) in the second quarter of 2016, a 25.2% decrease. The decrease in free cash flow, resulted mainly from higher cash capital expenditures in fixed assets and intangible assets in the second quarter of 2017 compared to the second quarter of 2016, which was partly offset by decrease in payments to end user equipment suppliers in the cellular segment.

Total Equity

Total Equity as of June 30, 2017 amounted to NIS 1,398 million ($400 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets

During the second quarter of 2017, the Company invested NIS 191 million ($55 million) in fixed assets and intangible assets (including, among others, investments in the Company's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of early adoption of a new International Financial Reporting Standard (IFRS 15) since the first quarter of 2017), compared to NIS 102 million ($29 million) in the second quarter 2016.

Dividend

On August 4, 2017, the Company's Board of Directors decided not to declare a cash dividend for the second quarter of 2017. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2016 on Form 20-F dated March 20, 2017, or the 2016 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding a summary of the Company's financial liabilities and details regarding the Company's outstanding debentures as of June 30, 2017, see "Disclosure for Debenture Holders" as well as section "other developments during the second quarter of 2017 and subsequent to the end of the reporting period- Debt Raising- Private Debentures Placement" in this press release.

Loans from Financial Institutions

According to a loan agreement entered by the Company and two financial institutions in May 2015, in June 2017 the second loan under the agreement in a principal amount of NIS 200 million was provided to the Company. The loan is without linkage and the principal amount bears an annual fixed interest of 5.1%, and will be paid in four equal annual payments on June 30 of each calendar year commencing June 30, 2019 through and including June 30, 2022. The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

For details regarding the fulfillment of financial covenants included in the loan agreements, which are identical to those included in the Company's Debentures Series F through K, see comment no.1 to the table of "Aggregation of the information regarding the debenture series issued by the Company" under "Disclosure for Debenture Holders" section in this press release. For additional details regarding the loans see the Company's 2016 Annual Report, under "Item 5B. Liquidity and Capital Resources – Other Credit Facilities".

other developments during the second quarter of 2017 and subsequent to the end of the reporting period

Regulation

Wholesale Market

In June 2017, the Ministry of Communications published the maximum tariffs for Hot Telecom L.P., or Hot, wholesale internet infrastructure services (after a petition filed by Hot against the Ministry of Communications in February 2017, claiming the Ministry of Communications was required to hold another hearing prior to setting maximum tariffs, was dismissed). Due to disagreements with Hot as to the implementation of the service (which await resolution by the Ministry of Communications), it is unclear when the service - which was to be offered by Hot as of February 2015 – will be offered. The maximum tariffs set are higher than those set for Bezeq the Israeli Telecommunications Company Ltd., or Bezeq, the other wholesale internet service provider.

In addition, in June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service. In addition, the Ministry of Communications resolved that Bezeq's obligation to offer wholesale telephony service, which was to be offered by Bezeq as of May 2015, will be postponed until the lapse of said resale telephony service period. The resolution further notes that the Ministry of Communications will consider the resale telephony service as a permanent replacement of the telephony wholesale service. The tariffs set for the resale telephony service are substantially higher than those set for Bezeq's telephony wholesale service.

The Ministry of Communications is holding a public hearing in relation to the aforementioned tariffs, to be applied retroactively after its conclusion.

For additional details see the Company's annual report for 2016 under “Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business” and "Item 4. Information on the Company – B. Business Overview –Competition – Fixed-line Segment – Internet infrastructure and ISP business", "- Landline telephony" and "- Government Regulation – Fixed-line Segment – Wholesale landline market".

Cellular License Amendment

In July 2017, following the previously reported amendment to the Company's cellular license in relation to the requirement that Israeli citizens and residents from among the Company's founding shareholders hold at least 5% of the Company's outstanding shares and other means of control, as of July 2017, the Israeli Ministry of Communications amended the Company's cellular license so as to postpone the application of such requirement until October 31, 2017.

For additional details see the Company's Annual Report for 2016 under “Item 3. Key Information – D. Risk Factors - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Cellular Segment – Our Cellular License".

Change in Independent Auditors

In July 2017, Kesselman & Kesselman, or PwC Israel, one of the Company's joint independent registered public accounting firms, concluded serving as the Company’s joint independent registered public accounting firm. Somekh Chaikin, a member of KPMG International, the Company's other joint independent registered public accounting firm, will continue to serve as the Company's sole independent registered public accounting firm.

PwC Israel’s audit reports on the consolidated financial statements for the fiscal year ended December 31, 2016 of Cellcom Israel Ltd. did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the Company’s fiscal year ended December 31, 2016 and the subsequent interim period through March 31, 2017, there were no disagreements between the Company and PwC Israel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC Israel’s satisfaction, would have caused PwC Israel to make reference to the matters in their reports on the Company’s consolidated financial statements for such year.During the Company’s fiscal year ended December 31, 2016 and the subsequent interim period through March 31, 2017, there have been no reportable events (as defined in S-K 304(a)(1)(v)).

Debt Raising

Private Debentures Placement

In June 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS

220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018, or the Agreed Date.

The price was set at NIS 1.011 for each Series K debenture (which bear a stated interest rate of 3.55% per annum) of NIS 1 principal amount, or a total consideration of approximately NIS 222 million, reflecting an effective interest yield of 3.6% per annum. The Company is required to pay a certain commitment fee to the institutional investors. In case the debentures' rating on the Agreed Date shall be il/(A-) or below, the price shall be reduced to NIS 1.001 for each Series K debenture of NIS 1 principal amount.

The closing of the issuance will be subject to certain customary conditions, including: the receipt of the TASE's approval, the absence of any event of default under the series K debentures indenture, the Company having an Israeli shelf prospectus in force, and satisfaction of the conditions set out in the series K debentures indenture for the issuance of additional K debentures (meaning, aside from the no events of default condition detailed above, that the issuance of additional debentures itself will not cause a rating downgrade compared to the rating prior to such issuance, and that the Company meets the financial covenants applicable to the series K debentures on the date of such issuance and thereafter). In June 2017, the TASE granted the Company the said requisite approval.

In relation to the said offering, the Company's rating agency reaffirmed the current rating of ilA+/stable for the Company and its debentures.

The offering described in this press release was made only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Loan Agreement

In June 2017, the Company entered into a loan agreement with an Israeli bank that provided the Company a similar loan in August 2015 (the "Lender" and the "2015 Loan Agreement", respectively), according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 150 million, unlinked, which will be provided to the Company in March 2019, and will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30,2019 through and including March 31, 2024. Until the provision of the loan, the Company is required to pay the Lender a commitment fee.

The agreement includes similar terms and obligations to those included in the Company's August 2015 loan agreement and applies the right to demand immediate repayment of either or both agreements due to certain events of default under either agreement.

For additional details regarding the Company's existing debentures and existing loan agreements, including the August 2015 loan agreement, see the Company's 2016 Annual Report under "Item 5B. Liquidity and Capital Resources – Debt Service – Public Debentures" and "-Other Credit Facilities" and the Company's current report on Form 6-K dated June 1, 2017.

Sale of Indirect Subsidiary of the company

In June 2017, the previously reported sale of 013 Netvision Ltd. (the Company's wholly owned indirect subsidiary) holdings in Internet Rimon Israel 2009 Ltd. was completed.

For additional details see the Company's current report on Form 6-K dated May 24, 2017 under "Other developments during the first quarter of 2017 and subsequent to the end of the reporting period - Sale of Indirect Subsidiary".

Changes in Management- Vice President of Business Customers

In July 2017, Ms. Keren Shtevy notified the Company of her resignation from her position as the Company's vice president of business customers, and will be leaving the Company on August 15, 2017, after 19 years of successful and extensive tenure in 013 Netvision Ltd. and the Company. The Company's board of directors has nominated Mr. Nadav Amsalem as the Company's vice president of business customers, effective July 20, 2017.

Nadav Amsalem has served as head of the strategic customers department in the Company's business customers division, in charge of the major corporate business customers from 2014. From 2011 to 2014, he served as the director of strategic landline customers and major business customers sector. Mr. Amsalem has been a member of the Company's business customer's division since 2006.

IDB

In May 2017, IDB Development Corporation Ltd., or IDB, the Company's indirect controlling shareholder, announced in connection to the Concentration Law (according to which IDB and Discount Investment Corporation Ltd., or DIC, may not retain control over the Company beyond December 2019 so long as the Company is a third layer company in their pyramidal structure), that after reviewing possible ways to deal with this restriction, IDB is proposing to sell its holdings in DIC to a private company controlled by IDB's controlling shareholder. There can be no assurance of how or when this would occur, if at all.

For information about the Concentration Law, see the Company's 2016 Annual Report, under "Item 3.D - legislation in Israel affecting corporate conglomerates could adversely affect us."

Conference Call Details

The Company will be hosting a conference call regarding its results for the second quarter of 2017 on Tuesday, August 8, 2017 at 09:00 am ET, 06:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 652 8972	UK Dial-in Number: 0 808 101 2717
Israel Dial-in Number: 03 918 0608	International Dial-in Number: +972 3 918 0608

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.779 million cellular subscribers (as at June 30, 2017) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communications services in Israel, in addition to data communications services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2016.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.496 = US$ 1 as published by the Bank of Israel for June 30, 2017.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net (excluding expenses related to employee voluntary retirement plans and gain (loss) due to sale of subsidiaries); income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	June 30,	June 30,	June 30,	December 31,
	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	982	785	225	1,240
Current investments, including derivatives	284	360	103	284
Trade receivables	1,327	1,263	361	1,325
Current tax assets	–	52	15	25
Other receivables	68	88	25	61
Inventory	63	61	18	64

Total current assets	2,724	2,609	747	2,999

Trade and other receivables	813	915	262	796
Property, plant and equipment, net	1,682	1,619	463	1,659
Intangible assets and others, net	1,206	1,228	351	1,207
Deferred tax assets	6	1	–	1

Total non- current assets	3,707	3,763	1,076	3,663

Total assets	6,431	6,372	1,823	6,662

Liabilities
Current maturities of debentures and of loans from financial institutions	861	792	227	863
Trade payables and accrued expenses	638	622	178	675
Current tax liabilities	49	2	1	–
Provisions	115	108	31	108
Other payables, including derivatives	299	264	75	279

Total current liabilities	1,962	1,788	512	1,925

Long-term loans from financial institutions	200	462	132	340
Debentures	2,796	2,524	722	2,866
Provisions	30	19	5	30
Other long-term liabilities	29	32	9	31
Liability for employee rights upon retirement, net	12	12	4	12
Deferred tax liabilities	112	137	39	118

Total non- current liabilities	3,179	3,186	911	3,397

Total liabilities	5,141	4,974	1,423	5,322

Equity attributable to owners of the Company
Share capital	1	1	–	1
Cash flow hedge reserve	(2)	(1)	–	(1)
Retained earnings	1,275	1,394	399	1,322

Non-controlling interest	16	4	1	18

Total equity	1,290	1,398	400	1,340

Total liabilities and equity	6,431	6,372	1,823	6,662

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Revenues	2,051	1,921	549	1,029	962	275	4,027
Cost of revenues	(1,336)	(1,330)	(380)	(666)	(665)	(190)	(2,702)

Gross profit	715	591	169	363	297	85	1,325

Selling and marketing expenses	(291)	(226)	(65)	(143)	(112)	(32)	(574)
General and administrative expenses	(205)	(208)	(59)	(102)	(95)	(27)	(420)
Other income (expenses), net	(14)	12	3	(14)	12	3	(21)

Operating profit	205	169	48	104	102	29	310

Financing income	28	26	8	16	14	4	46
Financing expenses	(96)	(101)	(29)	(60)	(58)	(16)	(196)
Financing expenses, net	(68)	(75)	(21)	(44)	(44)	(12)	(150)

Profit before taxes on income	137	94	27	60	58	17	160

Taxes on income	(34)	(23)	(7)	(16)	(13)	(4)	(10)
Profit for the period	103	71	20	44	45	13	150
Attributable to:
Owners of the Company	102	70	20	44	45	13	148
Non-controlling interests	1	1	–	–	–	–	2
Profit for the period	103	71	20	44	45	13	150

Earnings per share
Basic earnings per share (in NIS)	1.01	0.70	0.20	0.43	0.45	0.13	1.47

Diluted earnings per share (in NIS)	1.01	0.69	0.20	0.43	0.45	0.13	1.47

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,578	100,605,503	100,605,503	100,604,578	100,606,203	100,606,203	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,604,578	101,340,873	101,340,873	100,705,952	101,265,547	101,265,547	100,698,306

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	103	71	20	44	45	13	150
Adjustments for:
Depreciation and amortization	267	269	77	132	136	39	534
Share based payments	3	2	1	1	1	–	6
Loss (gain) on sale of property, plant and equipment	3	(2)	(1)	2	(2)	(1)	10
Gain on sale of shares in a consolidated company	–	(10)	(3)	–	(10)	(3)	–
Income tax expenses	34	23	7	16	13	4	10
Financing expenses, net	68	75	21	44	44	12	150

Changes in operating assets and liabilities:
Change in inventory	22	3	1	15	6	2	21
Change in trade receivables (including long-term amounts)	(75)	104	30	(17)	44	13	(28)
Change in other receivables (including long-term amounts)	15	(166)	(47)	(17)	(14)	(3)	(5)
Changes in trade payables, accrued expenses and provisions	30	25	7	28	36	10	–
Change in other liabilities (including long-term amounts)	23	(13)	(4)	(15)	(7)	(2)	20
Income tax paid	(50)	(26)	(7)	(29)	(14)	(4)	(88)
Income tax received	–	–	–	–	–	–	1
Net cash from operating activities	443	355	102	204	278	80	781

Cash flows from investing activities
Acquisition of property, plant and equipment	(151)	(237)	(67)	(83)	(144)	(42)	(295)
Acquisition of intangible assets	(41)	(94)	(27)	(19)	(47)	(13)	(73)
Change in current investments, net	(4)	(76)	(22)	(3)	(77)	(22)	(9)
Payments for other derivative contracts, net	–	(3)	(1)	–	(2)	(1)	–
Proceeds from sale of property, plant and equipment	1	–	–	1	–	–	2
Interest received	7	8	2	1	4	1	11
Proceeds from sale of shares in a consolidated company, net of cash disposed	–	(8)	(2)	–	(8)	(2)	–
Net cash used in investing activities	(188)	(410)	(117)	(103)	(274)	(79)	(364)

Cellcom Israel Ltd.

(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(6)	–	–	–	–	–	(13)
Long term loans from financial institutions	200	200	57	200	200	57	340
Repayment of debentures	(385)	(514)	(147)	–	–	–	(732)
Proceeds from issuance of debentures, net of issuance costs	250	–	–	–	–	–	653
Dividend paid	(1)	–	–	–	–	–	(1)
Interest paid	(92)	(86)	(25)	–	(8)	(2)	(185)

Net cash from (used in) financing activities	(34)	(400)	(115)	200	192	55	62

Changes in cash and cash equivalents	221	(455)	(130)	301	196	56	479

Cash and cash equivalents as at the beginning of the period	761	1,240	355	681	589	169	761

Cash and cash equivalents as at the end of the period	982	785	225	982	785	225	1,240

Cellcom Israel Ltd.

(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2016	2017	Convenience translation into US dollar 2017	2016
	NIS millions		US$ millions	NIS millions
Profit for the period	44	45	13	150
Taxes on income	16	13	4	10
Financing income	(16)	(14)	(4)	(46)
Financing expenses	60	58	16	196
Other expenses (income)(*)	1	(2)	–	8
Depreciation and amortization	132	136	39	534
Share based payments	1	1	–	6
EBITDA	238	237	68	858

(*)	Excluding gain from the sale of Internet Rimon Israel 2009 Ltd, an indirect subsidiary of the Company in the second quarter of 2017 and expenses related to employee voluntary retirement plan in the second quarter of 2016.

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2016	2017	Convenience translation into US dollar 2017	2016
	NIS millions		US$ millions	NIS millions
Cash flows from operating activities(*)	204	278	80	781
Cash flows from investing activities	(103)	(274)	(79)	(364)
Sale of short-term tradable debentures and deposits (**)	2	73	21	(1)
Free cash flow	103	77	22	416

(*)	Including the effects of exchange rate fluctuations in cash and cash equivalents.

(**)	Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.

(An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2016	Q2-2016	Q3-2016	Q4-2016	Q1-2017	Q2-2017	FY-2016

Cellular service revenues	559	567	534	502	509	481	2,162
Fixed-line service revenues	264	264	276	267	279	292	1,071

Cellular equipment revenues	219	217	195	205	183	192	836
Fixed-line equipment revenues	29	30	39	60	37	39	158

Consolidation adjustments	(49)	(49)	(52)	(50)	(49)	(42)	(200)
Total revenues	1,022	1,029	992	984	959	962	4,027

Cellular EBITDA	178	181	149	117	159	158	625
Fixed-line EBITDA	60	57	60	56	42	79	233
Total EBITDA	238	238	209	173	201	237	858

Operating profit	101	104	73	32	67	102	310
Financing expenses, net	24	44	42	40	31	44	150
Profit for the period	59	44	33	14	26	45	150

Free cash flow	149	103	81	83	66	77	416

Cellular subscribers at the end of period (in 000's)	2,813	2,812	2,822	2,801	2,792	2,779	2,801
Monthly cellular ARPU (in NIS)	65.2	66.0	62.8	59.3	60.2	57.0	63.3
Churn rate for cellular subscribers (%)	11.1%	10.6%	10.5%	10.4%	12.0%	10.8%	42.4%

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2017

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 30.06.2017					As of 04.08.2017		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
D (7)(8)**	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	299.602	350.377	18.134	368.511	368.480	0.000	0.000	5.19%	01.07.13	01.07.17	July-1	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F (4)(5)(6) **	20/03/12	714.802	643.322	661.999	14.663	676.662	695.238	643.322	657.329	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
G (4)(5)(6)	20/03/12	285.198	228.158	228.297	7.690	235.987	240.342	228.158	228.271	6.99%	05.01.17	05.01.19	January-5 and July-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	949.624	836.073	9.066	845.139	970.136	949.624	838.132	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 30/03/16*	804.010	804.010	757.083	16.050	773.133	871.306	804.010	757.783	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	26/09/16	103.267	103.267	102.697	1.225	103.922	107.367	103.267	102.292	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	26/09/16	303.971	303.971	301.033	5.203	306.236	316.525	303.971	301.017	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
Total		5,583.947	3,331.954	3,237.559	72.031	3,309.590	3,569.394	3,032.352	2,884.824

Comments:

(1) In the reporting period, the Company fulfilled all terms of the debentures. The Company also fulfilled all terms of the Indentures and loan agreements. Debentures Series F through K and loan agreements financial covenants - as of June 30, 2017 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2016 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service– Public Debentures") was 3.24. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments, excluding Series D debentures in which the payments are annual. (4) Regarding debenture Series F through K and loan agreements, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through K and loan agreements, the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2016 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service– Public Debentures" and "-Other Credit Facilities" and this report under "- Other developments during the second quarter of 2017 and subsequent to the end of the reporting period – Debt raising". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2016, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 (after the end of the reporting period) and in January 2017, respectively. (8) On July 5, 2017, after the end of the reporting period, the Company repaid principal payments of approximately NIS 350 million of Series D debentures, and Series D debentures was fully repaid.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series.

(**) As of June 30, 2017, debentures Series D, F, H, I and K are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of June 30, 2017 (cont.)

Debentures Rating Details*

Series	Rating Company	Rating as of 30.06.2017 (1)	Rating as of 04.08.2017	Rating assigned upon issuance of the Series	Recent date of rating as of 04.08.2017	Additional ratings between original issuance and the recent date of rating as of 04.08.2017 (2)
Rating
D	S&P Maalot	A+	A+	AA-	06/2017	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 01/2015, 9/2015, 3/2016, 08/2016, 06/2017	AA-, AA,AA-, A+ (2)
F	S&P Maalot	A+	A+	AA	06/2017	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	06/2017	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	06/2017	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	A+ (2)
I	S&P Maalot	A+	A+	A+	06/2017	6/2014, 8/2014, 1/2015, 9/2015, 3/2016, 08/2016, 06/2017	A+ (2)
J	S&P Maalot	A+	A+	A+	06/2017	08/2016, 06/2017	A+ (2)
K	S&P Maalot	A+	A+	A+	06/2017	08/2016, 06/2017	A+ (2)

(1)	In June 2017, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)	In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016 and June 2017, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated June 1, 2017.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2017

a.	Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	568,913	141,894	-	-	-	129,437
Second year	332,963	165,416	-	-	-	88,506
Third year	332,963	80,279	-	-	-	66,877
Fourth year	113,151	80,279	-	-	-	51,199
Fifth year and on	705,087	862,011	-	-	-	124,113
Total	2,053,077	1,329,879	-	-	-	460,132

b.	Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	78,000	-	-	-	26,260
Second year	-	128,000	-	-	-	22,588
Third year	-	128,000	-	-	-	16,389
Fourth year	-	128,000	-	-	-	10,130
Fifth year and on	-	78,000	-	-	-	3,922
Total	-	540,000	-	-	-	79,289

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None.

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of June 30, 2017 (cont.)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	568,913	219,894	-	-	-	155,697
Second year	332,963	293,416	-	-	-	111,094
Third year	332,963	208,279	-	-	-	83,266
Fourth year	113,151	208,279	-	-	-	61,329
Fifth year and on	705,087	940,011	-	-	-	128,035
Total	2,053,077	1,869,879	-	-	-	539,421

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.

g.	Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.	Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.	Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.	Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	1,810	705	-	-	-	524
Second year	1,343	544	-	-	-	374
Third year	1,343	122	-	-	-	301
Fourth year	803	122	-	-	-	258
Fifth year and on	6,347	4,767	-	-	-	864
Total	11,646	6,260	-	-	-	2,321

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Item 2

Cellcom Israel Ltd.

and Subsidiaries

Condensed Consolidated Interim Financial Statements

As at June 30, 2017

(Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2017

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

				Convenience
				translation
				into US dollar
				(Note 2D)
	June 30,	June 30,		June 30,	December 31,
	2016	2017	*	2017 *	2016
	NIS millions			US$ millions	NIS millions
	(Unaudited)			(Unaudited)	(Audited)

Assets
Cash and cash equivalents	982	785		225	1,240
Current investments, including derivatives	284	360		103	284
Trade receivables	1,327	1,263		361	1,325
Current tax assets	–	52		15	25
Other receivables	68	88		25	61
Inventory	63	61		18	64

Total current assets	2,724	2,609		747	2,999

Trade and other receivables	813	915		262	796
Property, plant and equipment, net	1,682	1,619		463	1,659
Intangible assets and others, net	1,206	1,228		351	1,207
Deferred tax assets	6	1		–	1

Total non- current assets	3,707	3,763		1,076	3,663

Total assets	6,431	6,372		1,823	6,662

Liabilities
Current maturities of debentures and of loans from financial institutions	861	792		227	863
Trade payables and accrued expenses	638	622		178	675
Current tax liabilities	49	2		1	–
Provisions	115	108		31	108
Other payables, including derivatives	299	264		75	279

Total current liabilities	1,962	1,788		512	1,925

Long-term loans from financial institutions	200	462		132	340
Debentures	2,796	2,524		722	2,866
Provisions	30	19		5	30
Other long-term liabilities	29	32		9	31
Liability for employee rights upon retirement, net	12	12		4	12
Deferred tax liabilities	112	137		39	118

Total non- current liabilities	3,179	3,186		911	3,397

Total liabilities	5,141	4,974		1,423	5,322

Equity attributable to owners of the Company
Share capital	1	1		–	1
Cash flow hedge reserve	(2)	(1)		–	(1)
Retained earnings	1,275	1,394		399	1,322

Non-controlling interest	16	4		1	18

Total equity	1,290	1,398		400	1,340

Total liabilities and equity	6,431	6,372		1,823	6,662

Date of approval of the condensed consolidated financial statements: August 4, 2017.

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2016	2017*	2017*	2016	2017*	2017*	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Revenues	2,051	1,921	549	1,029	962	275	4,027
Cost of revenues	(1,336)	(1,330)	(380)	(666)	(665)	(190)	(2,702)

Gross profit	715	591	169	363	297	85	1,325

Selling and marketing expenses	(291)	(226)	(65)	(143)	(112)	(32)	(574)
General and administrative expenses	(205)	(208)	(59)	(102)	(95)	(27)	(420)
Other income (expenses), net	(14)	12	3	(14)	12	3	(21)

Operating profit	205	169	48	104	102	29	310

Financing income	28	26	8	16	14	4	46
Financing expenses	(96)	(101)	(29)	(60)	(58)	(16)	(196)
Financing expenses, net	(68)	(75)	(21)	(44)	(44)	(12)	(150)

Profit before taxes on income	137	94	27	60	58	17	160

Taxes on income	(34)	(23)	(7)	(16)	(13)	(4)	(10)
Profit for the period	103	71	20	44	45	13	150
Attributable to:
Owners of the Company	102	70	20	44	45	13	148
Non-controlling interests	1	1	–	–	–	–	2
Profit for the period	103	71	20	44	45	13	150

Earnings per share
Basic earnings per share (in NIS)	1.01	0.70	0.20	0.43	0.45	0.13	1.47

Diluted earnings per share (in NIS)	1.01	0.69	0.20	0.43	0.45	0.13	1.47

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	100,604,578	100,605,503	100,605,503	100,604,578	100,606,203	100,606,203	100,604,578

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,604,578	101,340,873	101,340,873	100,705,952	101,265,547	101,265,547	100,698,306

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience translation into US dollar (Note 2D)			Convenience translation into US dollar (Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2016	2017	2017	2016	2017	2017	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	103	71	20	44	45	13	150
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss, net	–	–	–	–	–	–	1
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	–	–	–	–	–	–	1
Other comprehensive income items that will not be transferred to profit or loss
Re-measurement of defined benefit plan, net of tax	–	–	–	–	–	–	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	–	–	–	–	–	–	(1)
Total other comprehensive income for the period, net of tax	–	–	–	–	–	–	–
Total comprehensive income for the period	103	71	20	44	45	13	150
Total comprehensive income attributable to:
Owners of the Company	102	70	20	44	45	13	148
Non-controlling interests	1	1	–	–	–	–	2
Total comprehensive income for the period	103	71	20	44	45	13	150

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the six months ended June 30, 2017 (Unaudited)

Balance as of January 1, 2017
(Audited)	1	(1)	1,322	1,322	18	1,340	383
Comprehensive income for the period
Profit for the period	–	–	70	70	1	71	20
Transactions with owners, recognized directly in equity
Share based payments	–	–	2	2	–	2	1
Derecognition of non-controlling interests due to loss of control in a consolidated company (see Note 8)	–	–	–	–	(15)	(15)	(4)

Balance as of June 30, 2017 (Unaudited)	1	(1)	1,394	1,394	4	1,398	400

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions
For the six months ended June 30, 2016 (Unaudited)

Balance as of January 1, 2016
(Audited)	1	(2)	1,170	1,169	16	1,185
Comprehensive income for the period
Profit for the period	–	–	102	102	1	103
Transactions with owners, recognized directly in equity
Share based payments	–	–	3	3	–	3
Dividend to non-controlling intererst in a subsidiary	–	–	–	–	(1)	(1)

Balance as of June 30, 2016 (Unaudited)	1	(2)	1,275	1,274	16	1,290

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three months ended June 30, 2017 (Unaudited)

Balance as of April 1, 2017
(Unaudited)	1	(1)	1,348	1,348	19	1,367	391
Comprehensive income for the period
Profit for the period	–	–	45	45	–	45	13
Transactions with owners, recognized directly in equity
Share based payments	–	–	1	1	–	1	–
Derecognition of non-controlling interests due to loss of control in a consolidated company (see Note 8)	–	–	–	–	(15)	(15)	(4)

Balance as of June 30, 2017
(Unaudited)	1	(1)	1,394	1,394	4	1,398	400

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions
For the three months ended June 30, 2016 (Unaudited)

Balance as of April 1, 2016
(Unaudited)	1	(2)	1,230	1,229	16	1,245
Comprehensive income for the period
Profit for the period	–	–	44	44	–	44
Transactions with owners, recognized directly in equity
Share based payments	–	–	1	1	–	1
Balance as of June 30, 2016
(Unaudited)	1	(2)	1,275	1,274	16	1,290

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2016 (Audited)

Balance as of January 1, 2016
(Audited)	1	(2)	1,170	1,169	16	1,185
Comprehensive income for the year
Profit for the year	–	–	148	148	2	150
Other comprehensive income (loss) for the year, net of tax	–	1	(1)	–	–	–
Transactions with owners, recognized directly in equity
Share based payments	–	–	5	5	1	6
Dividend to non-controlling intererst in a subsidiary	–	–	–	–	(1)	(1)
Balance as of December 31, 2016 (Audited)	1	(1)	1,322	1,322	18	1,340

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience			Convenience
			translation			translation
			into US dollar			into US dollar
			(Note 2D)			(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,		For the three months ended June 30,	For the year ended December 31,
	2016	2017*	2017*	2016	2017*	2017*	2016
	NIS millions		US$ millions	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	103	71	20	44	45	13	150
Adjustments for:
Depreciation and amortization	267	269	77	132	136	39	534
Share based payments	3	2	1	1	1	–	6
Loss (gain) on sale of property, plant and equipment	3	(2)	(1)	2	(2)	(1)	10
Gain on sale of shares in a consolidated company (see Note 8)	–	(10)	(3)	–	(10)	(3)	–
Income tax expenses	34	23	7	16	13	4	10
Financing expenses, net	68	75	21	44	44	12	150
							–
Changes in operating assets and liabilities:
Change in inventory	22	3	1	15	6	2	21
Change in trade receivables (including long-term amounts)	(75)	104	30	(17)	44	13	(28)
Change in other receivables (including long-term amounts)	15	(166)	(47)	(17)	(14)	(3)	(5)
Changes in trade payables, accrued expenses and provisions	30	25	7	28	36	10	–
Change in other liabilities (including long-term amounts)	23	(13)	(4)	(15)	(7)	(2)	20
Income tax paid	(50)	(26)	(7)	(29)	(14)	(4)	(88)
Income tax received	–	–	–	–	–	–	1
Net cash from operating activities	443	355	102	204	278	80	781

Cash flows from investing activities
Acquisition of property, plant and equipment	(151)	(237)	(67)	(83)	(144)	(42)	(295)
Acquisition of intangible assets	(41)	(94)	(27)	(19)	(47)	(13)	(73)
Change in current investments, net	(4)	(76)	(22)	(3)	(77)	(22)	(9)
Payments for other derivative contracts, net	–	(3)	(1)	–	(2)	(1)	–
Proceeds from sale of property, plant and equipment	1	–	–	1	–	–	2
Interest received	7	8	2	1	4	1	11
Proceeds from sale of shares in a consolidated company, net of cash disposed (see Note 8)	–	(8)	(2)	–	(8)	(2)	–
Net cash used in investing activities	(188)	(410)	(117)	(103)	(274)	(79)	(364)

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

8

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience				Convenience
			translation				translation
			into US dollar				into US dollar
			(Note 2D)				(Note 2D)
	For the six months ended June 30,		For the six months ended June 30,	For the three months ended June 30,			For the three months ended June 30,	For the year ended December 31,
	2016	2017 *	2017 *	2016	2017	*	2017 *	2016
	NIS millions		US$ millions	NIS millions			US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Unaudited)			(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(6)	–	–	–	–		–	(13)
Long term loans from financial institutions	200	200	57	200	200		57	340
Repayment of debentures	(385)	(514)	(147)	–	–		–	(732)
Proceeds from issuance of debentures, net of issuance costs	250	–	–	–	–		–	653
Dividend paid	(1)	–	–	–	–		–	(1)
Interest paid	(92)	(86)	(25)	–	(8)		(2)	(185)

Net cash from (used in) financing activities	(34)	(400)	(115)	200	192		55	62

Changes in cash and cash equivalents	221	(455)	(130)	301	196		56	479

Cash and cash equivalents as at the beginning of the period	761	1,240	355	681	589		169	761

Cash and cash equivalents as at the end of the period	982	785	225	982	785		225	1,240

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

9

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - General

A.	Cellcom Israel Ltd. (the "Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at June 30, 2017 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet infrastructure and connectivity services, international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a subsidiary of Discount Investment Corporation (the parent company "DIC"), which is controlled by IDB Development Corporation Ltd., or IDB.

B.	Material event in the reporting period - Change in estimate

In the reporting period, the Company has changed the expected useful life of certain intangible asset items. For further information, see Note 2E, regarding the basis of preparation of the financial statements.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2016 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 4, 2017.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekel ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for the following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the six and three month periods ended June 30, 2017, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2017 (NIS 3.496 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

10

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

E.	Use of estimates and judgments

Except as described below, the estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

During the six and three month periods ended June 30, 2017, management has updated an estimate as follows:

Towards the end of the Company's 2G and 3G frequencies (the "Frequencies") original amortization period, the Company's annual depreciation committee examined the estimated useful life of the Frequencies. Based on Company's estimate, the Company will continue to use the Frequencies at least for the next 10 years.

The estimated useful life of the Frequencies was determined in the past according to the period of the Company's cellular license (until 2022).

According to applicable law, the Company's cellular license may be extended for additional 6-year periods, subject to the requirements set in the license. The Company estimates that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is high probability that the license will be extended for an additional term of 6 years.

In light of the aforesaid, the estimated useful life of the Frequencies has been re-evaluated for the first time, for an additional period of ten years, starting from the beginning of the second quarter of 2017 and ending in 2028 (instead of 18-20 years ending in 2022, as originally estimated).

The effect of this change on the condensed consolidated interim financial statements, in current and future periods is as follows:

	For the six month period ended June 30, 2017	For the three month period ended June 30, 2017	For the six month period ending December 31, 2017	Subsequently
	(Unaudited)
	NIS Millions
Decrease (increase) in depreciation expenses	4	4	8	(12)

11

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

F.	Exchange rates and known Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)*
As of June 30, 2017	3.496	222.23
As of June 30, 2016	3.846	220.46
As of December 31, 2016	3.845	220.68

Increase (decrease) during the period:

Six months ended June 30, 2017	(9.08%)	0.70%
Six months ended June 30, 2016	(1.44%)	(0.40%)
Three months ended June 30, 2017	(3.74%)	0.90%
Three months ended June 30, 2016	2.12%	0.51%
Year ended December 31, 2016	(1.46%)	(0.30%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Below is a description of the essence of the change made in the accounting policies used in the condensed consolidated interim financial statement and its effect:

Adoption of a new standard effective January 1, 2017

IFRS15, Revenue from Contracts with Customers

Effective January 1, 2017 the Group early adopted International Financial Reporting Standard 15 (“IFRS 15” or “the standard”), which provides guidance on revenue recognition.

The standard introduces a new five step model for recognizing revenue from contracts with customers:

1.	Identifying the contract with the customer.

2.	Identifying separate performance obligations in the contract.

3.	Determining the transaction price.

4.	Allocating the transaction price to separate performance obligations.

5.	Recognizing revenue when the performance obligations are satisfied.

The standard was applied using the cumulative effect approach as from the initial date of application, with an adjustment to the balance of retained earnings as at January 1, 2017 and without restating comparative data.

12

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

In the framework of the initial application of the standard, the Group has chosen to apply the following expedients:

1.	Application of the cumulative effect approach only for contracts not completed at the transition date; and

2.	Examining the aggregate effect of contract changes that occurred before the date of initial application, instead of examining each change separately.

The main impact of the standard on the Group's financial statements is that customer acquisition costs are capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred, as was done prior to the adoption of the standard. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and are amortized to profit or loss, in accordance with the expected service period from these contracts (over a period of 2-3 years). Such customer acquisition costs capitalization, is expected to have a material positive effect on the Group's results of operations in the coming years, which will be leveled off in later years.

In the statements of cash flows, customer acquisition costs paid are presented as part of cash flows used in investing activities.

The Group applies the practical exemption specified in the standard and recognizes customer acquisition costs in profit or loss when the expected amortization period of these costs is one year or less.

In respect of contracts which have not been concluded until the date of transition, such change did not have a material impact on the retained earnings at the initial date of application.

The tables below present the effects on the condensed consolidated interim statements of financial position as at June 30, 2017 and on the condensed consolidated interim statements of income for the six and three month periods then ended, assuming that the previous revenue recognition policy would have continued in that period:

The effect on the condensed consolidated interim statements of financial position as at June 30, 2017:

	According to the previous policy	Effect of the standard*	According to IFRS 15
	NIS millions
	(Unaudited)
Intangible assets and others, net	1,180	48	1,228
Deferred tax liabilities	126	11	137
Retained earnings	1,357	37	1,394

13

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The effect on the condensed consolidated interim statements of income for the six month period ended June 30, 2017:

	According to the previous policy	Effect of the standard*	According to IFRS 15
	NIS millions
	(Unaudited)

Revenues	1,921	–	1,921
Cost of revenues	(1,330)	–	(1,330)

Gross profit	591	–	591

Selling and marketing expenses	(274)	48	(226)
General and administrative expenses	(208)	–	(208)
Other income, net	12	–	12

Operating profit	121	48	169

Financing income	26	–	26
Financing expenses	(101)	–	(101)
Financing expenses, net	(75)	–	(75)

Profit before taxes on income	46	48	94

Taxes on income	(12)	(11)	(23)
Profit for the period	34	37	71
Attributable to:
Owners of the Company	33	37	70
Non-controlling interests	1	–	1
Profit for the period	34	37	71

Earnings per share
Basic earnings per share (in NIS)	0.33	0.37	0.70

Diluted earnings per share (in NIS)	0.33	0.36	0.69

14

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

The effect on the condensed consolidated interim statements of income for the three month period ended June 30, 2017:

	According to the previous policy	Effect of the standard*	According to IFRS 15
	NIS millions
	(Unaudited)

Revenues	962	–	962
Cost of revenues	(665)	–	(665)

Gross profit	297	–	297

Selling and marketing expenses	(132)	20	(112)
General and administrative expenses	(95)	–	(95)
Other income, net	12	–	12

Operating profit	82	20	102

Financing income	14	–	14
Financing expenses	(58)	–	(58)
Financing expenses, net	(44)	–	(44)

Profit before taxes on income	38	20	58

Taxes on income	(9)	(4)	(13)
Profit for the period	29	16	45
Attributable to:
Owners of the Company	29	16	45
Non-controlling interests	–	–	–
Profit for the period	29	16	45

Earnings per share
Basic earnings per share (in NIS)	0.29	0.16	0.45

Diluted earnings per share (in NIS)	0.29	0.16	0.45

*	According to the standard, incremental costs of obtaining a contract with a customer are recognized as an asset when it is probable that the Group will recover those costs. Accordingly, incremental incentives and commissions paid to Group employees and resellers for securing contracts with customers, are recognized as an asset and amortized to profit or loss in accordance with the expected service period from these contracts.

15

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

•	Cellular segment - the segment includes the cellular communications services, cellular equipment and supplemental services.

•	Fixed-line segment - the segment includes landline telephony services, internet infrastructure and connectivity services, television services, landline equipment and supplemental services.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

	Six-month period ended June 30, 2017*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	1,358	563	–	1,921
Inter-segment revenues	7	84	(91)	–

Segment EBITDA**	317	121			438

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization					(269)
Taxes on income					(23)
Financing income					26
Financing expenses					(101)
Share based payments					(2)
Other income					2
Profit for the period					71

16

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Six-month period ended June 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	1,554	497	–	2,051
Inter-segment revenues	8	90	(98)	–

Segment EBITDA**	359	117			476

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization					(267)
Taxes on income					(34)
Financing income					28
Financing expenses					(96)
Share based payments					(3)
Other expenses					(1)
Profit for the period					103

	Three-month period ended June 30, 2017*
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	670	292	–	962
Inter-segment revenues	3	39	(42)	–

Segment EBITDA**	158	79			237

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization					(136)
Taxes on income					(13)
Financing income					14
Financing expenses					(58)
Share based payments					(1)
Other income					2
Profit for the period					45

17

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

	Three-month period ended June 30, 2016
	NIS millions
	(Unaudited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	780	249	–	1,029
Inter-segment revenues	4	45	(49)	–

Segment EBITDA**	181	57			238

Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization					(132)
Taxes on income					(16)
Financing income					16
Financing expenses					(60)
Share based payments					(1)
Other expenses					(1)
Profit for the period					44

	Year ended December 31, 2016
	NIS millions
	(Audited)
	Cellular	Fixed-line	Reconciliation for consolidation	Consolidated	Reconciliation of subtotal Segment EBITDA to profit for the period

External revenues	2,981	1,046	–	4,027
Inter-segment revenues	17	183	(200)	–

Segment EBITDA**	625	233	–		858

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization					(534)
Taxes on income					(10)
Financing income					46
Financing expenses					(196)
Other expenses					(8)
Share based payments					(6)
Profit for the year					150

18

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating Segments (cont'd)

* See Note 3 regarding the early adoption of IFRS 15, Revenue from Contracts with Customers.

** Segment EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses) (except for an expense in the amount of approximately NIS 13 million in respect of voluntary retirement plan for employees, which has been recorded in the second quarter of 2016 and a capital gain in the amount of approximately NIS 10 million due to a sale of a subsidiary which has been recorded in the second quarter of 2017 (see Note 8, regarding Sale of Indirect Subsidiary)), depreciation and amortization and share based payments, as a measure of operating profit. Segment EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Note 5 - Debentures and Long-term Loans from Financial Institutions

Debentures

In June 2017, the Company entered into an agreement with certain Israeli institutional investors, according to which the Company irrevocably undertook to issue to the institutional investors, and the institutional investors irrevocably undertook to purchase from the Company, NIS 220 million aggregate principal amount of additional debentures of the existing series K debentures (which are listed on the Tel Aviv Stock Exchange, or TASE), on July 1, 2018, or the Agreed Date.

The price was set at NIS 1.011 for each Series K debenture (which bear a stated interest rate of 3.55% per annum) of NIS 1 principal amount, or a total consideration of approximately NIS 222 million, reflecting an effective interest yield of 3.6% per annum. The Company is required to pay a certain commitment fee to the institutional investors. In case the debentures' rating on the Agreed Date shall be il(A-) or below, the price shall be reduced to NIS 1.001 for each Series K debenture of NIS 1 principal amount.

The closing of the issuance will be subject to certain customary conditions, including: the receipt of the TASE's approval, the absence of any event of default under the series K debentures indenture, the Company having an Israeli shelf prospectus in force, and satisfaction of the conditions set out in the series K debentures indenture for the issuance of additional K debentures (meaning, aside from the no events of default condition detailed above, that the issuance of additional debentures itself will not cause a rating downgrade compared to the rating prior to such issuance, and that the Company meets the financial covenants applicable to the series K debentures on the date of such issuance and thereafter). In June 2017, the TASE granted the Company the said requisite approval.

In relation to the said offering, the Company's rating agency reaffirmed the rating of ilA+/stable for the Company and its debentures.

19

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures and Long-term Loans from Financial Institutions (cont'd)

Long-term Loans from Financial Institutions

a.	In June 2017, the Company entered into a loan agreement with an Israeli bank that provided the Company a similar loan in August 2015 (the "Lender" and the "2015 Loan Agreement", respectively), according to which the Lender has agreed, subject to certain customary conditions, to provide the Company a deferred loan in a principal amount of NIS 150 million, unlinked, which will be provided to the Company in March 2019, and will bear an annual fixed interest of 4%. The loan's principal amount will be payable in four equal annual payments on March 31 of each of the years 2021 through and including 2024 and the interest will be payable in ten semi-annual installments on March 31 and September 30 of each calendar year commencing September 30,2019 through and including March 31, 2024. Until the provision of the loan, the Company is required to pay the Lender a commitment fee.

The agreement includes similar terms and obligations to those included in the Company's August 2015 loan agreement (for additional details, see Note 17(2) to the annual financial statements, regarding long-term loans from financial institutions) and applies the right to demand immediate repayment of either or both agreements due to certain events of default under either agreement.

b.	According to a loan agreement entered by the Company and two Israeli financial institutions in May 2015 (for additional details, see Note 17(2) to the annual financial statements, regarding long-term loans from financial institutions), in June 30, 2017 the second loan under the agreement in a principal amount of NIS 200 million was provided to the Company. The loan is without linkage and the principal amount bears an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Note 6 - Revenues

Composition

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2017	2016	2017	2016
	(Unaudited)		(Unaudited)		(Audited)
	NIS millions

Revenues from equipment	495	451	247	231	994

Revenues from services:
Cellular services	1,059	915	537	446	2,025
Land-line communications services	431	486	215	252	871
Other services	66	69	30	33	137
Total revenues from services	1,556	1,470	782	731	3,033
Total revenues	2,051	1,921	1,029	962	4,027

20

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	June 30,				December 31,
	2016		2017		2016
	Book value	Fair value*	Book value	Fair value*	Book value	Fair value*
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(3,755)	(4,103)	(3,310)	(3,625)	(3,815)	(4,112)

*	The fair value of marketable debentures is determined by reference to the market price at the reporting date (level 1), with the addition of principal and interest amounts, which were paid during the following month after the end of the reporting period.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical instruments.

Level 2:	inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:	inputs that are not based on observable market data (unobservable inputs).

	June 30, 2017
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	354	–	–	354
Derivatives	–	6	–	6
Total assets	354	6	–	360
Financial liabilities at fair value
Derivatives at fair value through profit or loss	–	(19)	–	(19)
Total liabilities	–	(19)	–	(19)

21

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

	June 30, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	–	–	282
Derivatives	–	2	–	2
Total assets	282	2	–	284
Financial liabilities at fair value
Derivatives at fair value through profit or loss	–	(29)	–	(29)
Total liabilities	–	(29)	–	(29)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	282	–	–	282
Derivatives	–	2	–	2
Total assets	282	2	–	284
Financial liabilities at fair value
Derivatives at fair value through profit or loss	–	(17)	–	(17)
Total liabilities	–	(17)	–	(17)

During the reporting period, there have been no transfers between Levels 1 and 2.

(3)	Valuation methods to determine fair value

Foreign currency options - fair value is measured based on the Black-Scholes formula.

Forward contracts - fair value is measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustments required for the parties’ credit risks.

Note 8 - Sale of Indirect Subsidiary

In May 2017, a wholly owned indirect subsidiary of the Company, 013 Netvision Ltd., or Netvision, has entered an agreement for the sale of its holdings in Internet Rimon Israel 2009 Ltd., or Rimon, a subsidiary of Netvision, to the other shareholders of Rimon. In June 2017, the sale of Netvision's holdings in Rimon was completed, following which the Company recorded a capital gain of approximately NIS 10 million. The consideration shall be paid to Netvision in several installments over a period of two years from the closing of the transaction.

22

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 9 - Commitments

In March 2017 and in April 2017, the Company's network sharing and hosting services agreements with Marathon 018 Xfone Ltd. (which has not entered the cellular market yet) and with Electra Consumer Products Ltd., or Electra, respectively, came into effect after their respective preliminary conditions were met and the Company's agreement with Electra was adopted by Golan Telecom Ltd., or Golan Telecom, upon completion of its share capital being purchased by Electra.

Upon completion of the Company's network sharing and hosting services agreement with Electra/Golan Telecom, or the Network Sharing Agreement, a loan in an amount of NIS 130 million was provided to Golan Telecom according to the terms of such agreement.

According to the terms of the Network Sharing Agreement, part of the consideration is recognized as revenues and part is recognized as a reduction of operation costs.

The Network Sharing Agreement includes a number of performance obligations for revenue recognition purposes:

•	Right of Use (IRU) to Golan Telecom to the passive elements of the Company;

•	Right of Use (IRU) to Golan Telecom in half of the existing active elements of the 3G and 4G network and 2G hosting services;

•	Transmission services to Golan Telecom.

In addition, Golan Telecom shall pay the Company for participation in network expenses, according to a mechanism as set forth in the Network Sharing Agreement, including for development and operations services to the 3G and 4G shared network.

For additional details, see Note 30(6) to the annual financial statements.

Note 10 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements as of June 30 2017, in respect of all lawsuits against the Group amounts to approximately NIS 56 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, five purported class actions have been filed against the Group (two of which were included in Note 31(1) to the annual financial statements): three purported class actions against the Group in the total sum estimated by the plaintiffs to be approximately NIS 18 million and two purported class actions against the Group, without specifying the amount claimed from the Group. At this early stage, it is not possible to assess their chances of success.

23

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - Contingent Liabilities (cont'd)

Consumer claims (cont'd)

During the reporting period, twelve purported class actions (six of which were reported as dismissed in Note 31(1) to the annual financial statements), were concluded: eight purported class actions against the Group for a total sum of approximately NIS 487 million, a purported class action against the Group, in which the amount claimed has not been quantified by the plaintiffs, two purported class actions against the Group and other defendants together in which the amount claimed has not been quantified by the plaintiffs and a purported class action for approximately NIS 6.7 billion, that has been filed against the Group and other defendants together.

In December 2016, the District court partially approved a request to certify a lawsuit filed against the Company in July 2014 as a class action, relating to an allegation that the commercial messages the Company sent to its subscribers failed to meet the requirements by applicable law. In January 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 21 million.

In January 2017, the District court partially approved a request to certify a lawsuit filed against the Group in February 2013 as a class action, relating to an allegation that the Group failed to disconnect customers within the time frame set in its license and applicable law. In March 2017, the plaintiffs appealed the dismissal of the allegations which were not approved, to the Supreme Court. The total amount claimed was estimated by the plaintiffs to be approximately NIS 72 million.

After the end of the reporting period, a purported class action has been filed against the Group, in a total amount estimated by the plaintiffs to be approximately NIS 272 million, if the lawsuit is certified as a class action. At this early stage it is not possible to assess its chances of success.

After the end of the reporting period, a purported class action against the Group and other defendants, in which the amount claimed has not been quantified by the plaintiffs, was concluded.

Described hereunder are purported class actions against the Group, in which the amount claimed was NIS 1 billion or more:

1.	In March 2015, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as a class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, in connection with allegations that the Company unlawfully violated the privacy of its subscribers. In February 2017, a settlement agreement was filed with the court and proceedings are still pending.

2.	In December 2015, a purported class action was filed against the Company and two other defendants, alleging that the defendants unlawfully offer cellular pre-paid calling cards for very high prices by allegedly coordinating such prices among them. The total amount claimed from all defendants, including the Company, had the lawsuit been certified as a class action, was estimated by the plaintiffs to be approximately NIS 13 billion, out of which, based on the data specified in the lawsuit by the plaintiffs, an estimated amount of approximately NIS 6.7 billion was claimed from the Company. In September 2016, the purported class action was dismissed by the District Court. In November 2016, the plaintiffs filed an appeal regarding the District Court's decision and in January 2017, the Supreme Court dismissed their appeal.

24

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 4, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary